KETONATURAL™

PET FOODS

TRULY DIFFERENT | TRULY BETTER



ALL-NATURAL KETOGENIC PET FOODS

The latest science suggests that starchy dietary carbohydrates are fueling epidemics of chronic diseases killing America's dogs and cats.

At KetoNatural Pet Foods, we are revolutionizing the pet food industry with our first-of-its-kind line of ultra low-carbohydrate ("ketogenic") dry pet foods.



WHAT'S WRONG WITH THIS PICTURE?


BLUE
Life Protection For
LAMB MEAL & BROWN
FORMULA
FROM PUPPIES TO ADULTS
Natural Balance
Limited Ingredient Diets
NATURAL FOOD FOR DOGS
WELLNESS
Complete Health
Adult
Deboned Chicken & Oatmeal Recipe



HUNDREDS OF "HEALTHY" DOG FOODS

- More than 300 pet food products for sale in the United States.
- Thousands of hollow health and wellness claims.

A NATION OF UNHEALTHY DOGS

- 50% of dogs and cats are overweight.
- 1/3 of dogs will get cancer.
- Osteoarthritis and diabetes are rampant.
- Most pets die far too young.

IT'S THE CARBS, STUPID.

In the last 15 years, America's best scientists and researchers have shown that dietary carbohydrates are the fundamental cause of many of the world's deadliest chronic disease epidemics, including obesity, cancer, diabetes, and heart disease.

> "You may not have heard of the ketogenic diet yet, but product developers and industry experts are predicting a big following for the low-carbohydrate, high-fat approach to eating."

- FOOD BUSINESS NEWS
AUGUST 2016


NATIONAL BESTSELLER
WHY WE GET FAT
AND WHAT TO DO ABOUT IT
WITH A NEW AFTERWORD: ANSWERS TO FREQUENTLY ASKED QUESTIONS
GARY TAUBES

Cleveland Clinic


REAL LIFE paleo
SWAP
REMOVE
HEAL
175 GLUTEN-FREE RECIPES, MEAL IDEAS, and an EASY 3-PHASED APPROACH to LOSE WEIGHT & GAIN HEALTH


LOSE THE WHEAT, LOSE THE WEIGHT, AND FIND YOUR PATH BACK TO HEALTH
NEW YORK TIMES BESTSELLER
WHEAT BELLY
WILLIAM DAVIS, MD


GARY TAUBES
The Case Against Sugar
From the best-selling author of
Why We Get Fat

#HOUSEOFCARBS

80%

of pet food sold today
is created via extrusion
processing.

Extruded pet food products are
generally composed of

40%-75%

starchy carbohydrate (even
so-called "grain-free" products).



Dogs have no
nutritional need for
carbohydrates.

Pet food manufacturers have fought tirelessly to
uphold the faltering reputation of the dietary
carbohydrate over the past ten years.

Demand for carbohydrate-free raw food
products is growing rapidly. But they cost

6-10X

as much as premium extruded foods.

HOW DO WE KNOW ALL THIS? WE WROTE THE BOOK ON THE SUBJECT. LITERALLY.

Our founder and CEO recently published the definitive guide to the science of pet food and the benefits of ketogenic diets.

"A must-read for pet owners and veterinary professionals who truly care about the greatest health challenge facing dogs today."
- Dr. Michael Sagman, editor, The Dog Food Advisor

"The most rigorous and probing canine health and nutrition book ever written. Dogs, Dog Food, and Dogma is literally unmatched in its field. I am forever grateful to Daniel for helping my dogs live their best lives."
- Kyra Sundance, international best selling author, 101 Dog Tricks

"This important and enjoyable book is long overdue. You'll never look at a bowl of kibble the same way again."
- Dr. Melissa Tucker, DVM, MS, DACVIM

"Diligently researched and relevant to canine owners and animal scientists alike; a serious addition to dog health literature.'
- Kirkus Reviews


DOGS, DOG FOOD, AND DOGMA
THE SILENT EPIDEMIC KILLING AMERICA'S DOGS AND THE NEW SCIENCE THAT COULD SAVE YOUR BEST FRIEND'S LIFE
DANIEL SCHULOF

INTRODUCING KETONA: THE WORLD´S FIRST TRULY LOW-CARBOHYRDATE KIBBLE

The Carbohydrate Content of a Raw Diet, The Cost and Convenience of a Kibble


Carbohydrates
70%
60%
50%
40%
30%
20%
10%
0%
50%
56%
61%
53%
5%
Blue Buffalo "Life Protection" Chicken & Rice
Natural Balance 'Limited Ingredient" Potato & Duck
Royal Canin "Veterinary Diet"
Purina ProPlan Savor
Ketona Chicken Recipe For Adult Dogs

HOW IS IT MADE?

- Proprietary, high-collagen slurry base allows for quality kibble extrusion with only 5-10% digestible carbohydrates.
- Hand-selected, US-based co-manufacturing partner with over 30 years of industry experience.
- Collaboration with industry-leading formulation partner and veterinary experts.
- Cost of Goods Sold: $1.75--$2.25 per pound.
- Price: $3.50--$5.95 per pound (competitive with other leading premium brands).


KETONATURAL™
KETONA™
DRY FOOD FOR ADULT DOGS
CHICKEN RECIPE
NET WT. 4.2 LB. (1.91 KG)



WHY US?

- First mover, first mover, first mover.
- Minimum viable product set pet food record on Kickstarter in December 2017.
- Unmatched brand authenticity and authority (our CEO is the Dr. Atkins of the pet world).
- Prior success bootstrapping e-commerce dog toy company to ›20k paying customers and ›$1M in revenue (Varsity Pets).
- Valuable industry outsider status (existing pet food brands can't denigrate carbohydrates without cannibalizing their primary sources of revenue and admitting to a history of dishonesty).
- Ready-made army of early-adopters (10k blog subscribers, 25k social media followers, ›1k readers, affiliations with dozens of world-class canine athletes and other leading influencers).

WHAT HAVE WE ALREADY ACCOMPLISHED?

November 2016
"Dogs, Dog Food, and Dogma" published.

April 2017
KetoNatural Pet Foods founded.

Summer 2017
$127,500 in equity-based investment secured for KetoNatural.

September 2017
KetoNatural branding and packaging design completed.

October 2017
Proprietary formulation and manufacturing process for <5% carbohydrate chicken formula finalized. Test batches produced. Palatability, stool quality, and nutrition testing completed.

November 2017
KetoNatural web sales infrastructure completed, including two video commercials, website, digital advertisements, Amazon listings, and digital ad programs.

December 2017
Minimum viable product debuts on Kickstarter, selling >$11,000 to >100 customers in just three weeks (second most successful pet food campaign in Kickstarter history).

WHAT DO WE INTEND TO DO WITH YOUR MONEY?

Key deliverables and benchmarks

1. Launch Ketona Chicken Recipe for Adult Dogs.
2. Scale-up digital marketing campaigns and distribution through Amazon.com, Chewy.com, and KetoNaturalPetFoods.com.
3. Launch Ketona Salmon Recipe for Adult Dogs.
4. Complete >2,000 Online Sales.
5. Establish >25 Corporate Accounts.
6. Begin research and development for Ketona Lamb Recipe for Adult Dogs.
7. Complete Equity-Based Seed Financing Round ($5M-$10M Enterprise Valuation).

WHAT IS THE POTENTIAL UPSIDE VALUE OF THIS INVESTMENT?

- U.S. Pet Food Market › $24B/Year
- Total U.S. Pets Market › $60B/Year
- "Premium" products represent the fastest-growing pet food market segment
- Two most recent seed-round pet food valuations › $10M
- Recent pet food exits:
    - Blue Buffalo (›$3B Valuation, 2003)
    - Freshpet ($477M Valuation, 2014)
    - Natural Balance ($341M Valuation, 2013)



KETONATURAL™

PET FOODS